U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 20, 2008

LEXIT TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Colorado
(State or other jurisdiction of incorporation)

000-52503	None
(Commission File No.)	(IRS Employer Identification No.)

9595 Wilshire Blvd., Suite 900
Beverly Hills, CA 92012
P: 877-565-0515
F: 302-861-3738

(Address and telephone number of principal executive offices and place of business)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

❑   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❑   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

❑   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

❑   Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS
ITEM 1.02 TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT

On February 20, 2008, the Registrant terminated the Asset Purchase Agreement with SmartWear Technologies, Inc, dated November 6, 2007, among the Registrant and SmartWear Technologies, Inc. The terms of the Agreement were previously disclosed by the Registrant on its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2007.

The termination of the agreement is authorized by Section 10.1 (a) of the Agreement "by mutual consent of Lexit and SWT". The Registrant and SmartWear Technologies mutually agreed to the termination of the Agreement.

For all the terms and conditions of the Agreement, reference is hereby made to such agreement annexed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2007. All statements made herein concerning the foregoing agreement are qualified by reference to such exhibit.

Section 9 -   Financial Statements and Exhibits
Item 9.01   Financial Statements and Exhibits

a) Financial Information. Not applicable

(b) Pro forma financial information. Not applicable

(c) Exhibits. The following exhibit is included with this report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lexit Technology, Inc.

Dated: February 20, 2008   By:/s/ AL KENNEDY
                                                                     Name: AL KENNEDY
                                                                     Title: President